UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Proxy Statement for the 2014 Annual Meeting of Shareholders

99.2	Form of Proxy for the 2014 Annual Meeting of Shareholders

99.3	2013 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George V. Saroglou
George V. Saroglou
Chief Operating Officer

Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 30, 2014

Dear Shareholder:

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Friday, May 30, 2014, at 14:30 (2:30 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2014 Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at the meeting and contains certain information about our company and its officers and directors.

Whether or not you are able to attend the 2014 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on May 30th.

Sincerely,

D. John Stavropoulos

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Friday May 30, 2014

NOTICE IS HEREBY GIVEN that the 2014 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda company, will be held at 14:30 (2:30 pm) Greek local time, Friday, May 30th, 2014, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to re-elect two directors who retire by rotation;

2.	to approve the amendment of the Company’s Memorandum of Association in order to increase the authorized capital from US$100,000,000 consisting of 85 million Common Shares and 15 million Preferred Shares, to US$200,000,000, consisting of 185 million Common Shares of a par value of $1.00 each and 15 million Preferred Shares of a par value of $1.00 each;

3.	to approve certain amendments to the Company’s Bye-Laws, including clarification of certain powers of the Board;

4.	to receive and consider the 2013 audited financial statements of the Company;

5.	to re-appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration; and

6.	to transact such other business as may properly come before the 2014 Annual Meeting.

Copies of our audited consolidated financial statements are contained in our 2013 Annual Report to Shareholders, which is enclosed herewith and available at https://materials.proxyvote.com/G9108L and on the Company’s website at www.tenn.gr.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 7, 2014 will be entitled to receive notice of, and to vote at, the 2014 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election, are Richard Paniguian and Efthimios E. Mitropoulos.

You are cordially invited to attend the 2014 Annual Meeting. Whether or not you expect to attend the 2014 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2014 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

April 30, 2014

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2014 ANNUAL MEETING OF SHAREHOLDERS

To be held on May 30, 2014

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company, for use at the 2014 Annual Meeting of Shareholders of the Company to be held at 14:30 (2:30 pm) Greek local time, Friday, May 30, 2014, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

VOTING METHODS

Internet Voting

All shareholders of record may vote by accessing the following website address: http://www.investorvote.com/TNP.

All street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All shareholders of record may vote by calling the following toll-free telephone number: 1-800-652-8683 within the United States and Canada from a touch tone telephone. Please follow the instructions provided by the recorded message.

If you are a street name holder, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

Shareholders of record may vote by completing the enclosed proxy card or voting instruction form and returning it in the return envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and the proxy materials are being mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and the proxy materials are being forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2014 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2014 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Messrs. Paniguian and Mitropolous as directors, (2) to approve the amendment of the Company’s Memorandum of Association in order to increase the authorized capital from US$100,000,000, consisting of 85 million Common Shares and 15 million Preferred Shares, to US$200,000,000, consisting of 185 million Common Shares of a par value of US$1.00 and 15 million Preferred Shares of a par value of US$1.00, (3) for the approval of certain amendments to the Company’s Bye-Laws, including clarification of the powers of the Board, (4) for the approval of the Company’s 2013 audited financial statements, (5) for the appointment of Ernst & Young (Hellas), Athens, Greece, as the Company’s auditors and to authorise the Audit Committee to set their remuneration, and (6) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2014 Annual Meeting.

Any shareholder who votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke his, her or its proxy or change his, her or its vote at any time before it is voted at the 2014 Annual Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2014 Annual Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by our Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2014 Annual Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $14,000, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of record of the Company’s Common Shares as of the close of business on April 7, 2014 will be entitled to notice of, and to vote at, the 2014 Annual Meeting or any adjournments thereof. On that date there were 72,042,295 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2014 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2014 Annual Meeting.

Assuming that a quorum is present at the 2014 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2014 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2014 Annual Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, with the exception of Item No. 3, which requires that the votes cast in favour equal or exceed 75% of all votes cast on the proposal, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the approval of the amendment of the Company’s Memorandum of Association to increase the authorized capital; FOR Item No. 3, the approval of certain amendments to the Company’s Bye-laws including with respect to certain powers of the board; FOR Item No. 4, the approval of the Company’s 2013 audited financial statements; and FOR Item No. 5, the appointment of Ernst & Young (Hellas), Athens, Greece; as the Company’s auditors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 7, 2014 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all of our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 72,042,295 Common Shares outstanding on April 7, 2014. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	14,279,188	19.8%
Redmont Trading Corp.(1)	3,341,317	4.6%
First Tsakos Investments Inc.(1)	10,937,801	15.2%
Kelley Enterprises Inc.(1)	6,829,003	9.5%
Marsland Holdings Limited(1)	4,108,798	5.7%
Sea Consolidation S.A. of Panama(2)	4,301,232	6.0%
Intermed Champion S.A. of Panama(2)	2,258,910	3.1%
Methoni Shipping Company Limited(2)	500,000	0.7%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(3)	354,354	*	—
Nikolas P. Tsakos(4)	204,000	*	—
Michael G. Jolliffe	35,300	*	—
George V. Saroglou	60,000	*	—
Paul Durham	74,000	*	—
Efthimios E. Mitropoulos	8,000	*	—
Peter C. Nicholson	43,900	*	—
Francis T. Nusspickel	30,850	*	—
Richard L. Paniguian	20,000	*	—
Aristides A.N. Patrinos, Ph.D.	52,744	*	—
Takis Arapoglou	10,000	*	—
Vladimir Jadro	17,000	*	—
All officers and directors as a group (12 persons)(5)	910,258	**

*	Represents less than 1% of the Common Shares outstanding.
**	Represents approximately 1.3% of the Common Shares outstanding.
(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley,

Marsland and Redmont. According to a Schedule 13D/A filed on May 3, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.
(2)	According to the Schedule 13D/A filed on February 27, 2014 by Sea Consolidation S.A. of Panama(“Sea Consolidation”), Intermed Champion S.A. of Panama(“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos as of February 27, 2014, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 4,301,232, 2,258,910, 500,000, and 204,000 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed, Methoni, Mr. Panayotis Tsakos and Mr. Nikolas Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.
(3)	Mr. Stavropoulos, individually or jointly with his spouse, owns 294,000 common shares and 8,000 Series B preferred shares. In addition, 50,000 common shares are held by his children. Siblings or in-laws own 10,354 common shares and 2,700 Series B preferred shares. Mr. Stavropoulos has no economic interest in shares owned by his children, siblings or in-laws. Mr. Stavropoulos intends to retire immediately following the Annual Meeting but will continue his association with the Company as an advisor to the Board.
(4)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members, as determined from time-to-time by the Board. Following the 2014 Annual Meeting, our Chairman of the Board, Mr. Stavropoulos, intends to retire. As a result, the Board will consist of nine directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. At its March 14, 2014 meeting, the Corporate Governance, Nominating and Compensation Committee nominated Mr. Arapoglou as the next Chairman of the Board. The nomination was endorsed by the Board at its meeting later that day.

Messrs. Paniguian and Mitropolous have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since
Richard L. Paniguian (2)	64	Director	2008
Efthimios E.Mitropoulos(2)	74	Director	2012

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since
Peter C. Nicholson(2)(3)	80	Director	1993
Aristides A.N.Patrinos, Ph.D. (2)	66	Director	2006
Michael G. Jolliffe	64	Vice Chairman of the Board	1993
Francis T. Nusspickel(2)(3)	73	Director	2004
Takis Arapoglou(2) (3)(4)	63	Director	2010
George V. Saroglou	49	Vice President and Chief Operating Officer Director	2001
Nikolas P. Tsakos	50	President and Chief Executive Officer Director	1993

(1)	As of March 31, 2014
(2)	Member of Corporate Governance, Nominating and Compensation Committee
(3)	Member of Audit Committee
(4)	Mr. Arapoglou will be the Chairman of the Board following the Annual Meeting.

Nominees for Election

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each of the following nominees to the Board of Directors.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organization, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

EFTHIMIOS E.MITROPOULOS

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international for a dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation – International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

Directors Continuing in Office

The following directors will continue in office:

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime

Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas, Inc., a shipping company which is quoted on the NASDAQ stock exchange in New York and which owns 39 LPG ships, four product tankers and contracts for 16 LPG newbuildings.

PETER C. NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

TAKIS ARAPOGLOU

DIRECTOR

Mr. Arapoglou is a Corporate Advisor with an international executive career in Corporate and Investment Banking, International Capital Markets and restructuring of Financial Institutions. Between 2010 and 2013 he was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE, operating in the Middle East and Africa. Earlier, he was Chairman & Chief Executive Officer of the National Bank of Greece Group and Chairman of the Hellenic Banks Association (2004-2009) and Managing Director & Head of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served in several International Bank Advisory boards in Europe and Africa as well as on the Boards of Educational foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman of Eurobank Ergasias SA, Vice Chairman of Titan Cement SA, board member of EFG Hermes Holding SAE and of Credit Libanais SAL. He is Chairman of the

International Board of Advisors of Tufts University in Boston. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities. Mr. Arapoglou will become Chairman of the Board following the retirement of Mr. Stavropoulos at the Annual Meeting.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder of Pansystems S.A., a Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. He is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). Mr. Tsakos is the Vice Chairman of the Independent Tanker Owners Association (INTERTANKO) and an Executive Committee member, a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos is the cousin of Mr. Saroglou.

D. JOHN STAVROPOULOS

Mr. Stavropoulos, who has been the chairman of the Board and a director since 1994, will be retiring from the Board of Directors following the Annual Meeting, but will remain as an advisor to the Board.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	50	President and Chief Executive Officer
George V. Saroglou	49	Vice President and Chief Operating Officer
Paul Durham	63	Chief Financial Officer and Chief Accounting Officer
Vladimir Jadro	68	Chief Marine Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2013 we had ten members on our Board. Mr. Stavropoulos intends to retire immediately following the Annual Meeting. At its March 14, 2014 meeting, the Corporate Governance, Nominating and Compensation Committee nominated Mr. Arapoglou as the next Chairman of the Board, effective upon the retirement of Mr. Stavropoulos. The nomination was endorsed by the Board at its meeting later that day. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2013, the full Board held three meetings in person. With the exception of the meetings of October 11, 2013 in the case of Mr. Jolliffe, and of the meetings on April 11, 2013 in the case of Mr. Paniguian, each director attended all of the meetings of the Board. In addition, but subject to those exceptions, each director attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other directors, Messrs. Stavropoulos, Nicholson, Nusspickel, Paniguian, Patrinos, Arapoglou and Mitropoulos, is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•	If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2013 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2014. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee. The Board is currently considering revisions to its committee structure and intends to dissolve, combine or amend the scope of authority of certain of the committees after the Annual Meeting. The list of board committees after the Annual Meeting will include: an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, an Environmental Committee, a Business Development and Capital Markets Committee and an Operational and Financial Risks Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Nicholson, Nusspickel and Arapoglou and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2013, three of which were in person and one via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board has determined that Messrs. Nusspickel and Arapoglou, whose biographical details are included herein, and Mr. Stavropooulos each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Nicholson, Nusspickel, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee are appointed by the Board and are responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	ensuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2013, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The current members of the Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements. The Board expects to expand the role currently performed by this committee by replacing it with a newly formed Business Development and Capital Markets Committee that, in addition to the functions of the current Committee, will assist the Board and the Company’s management with respect to strategic transactions and other business opportunities.

Risk Committee

The current members of the Risk Committee are Messrs. Arapoglou, Nicholson, Saroglou, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments. The Board expects that this Committee will be dissolved and the functions of this committee will be performed by a newly formed Operational and Financial Risks Committee.

Operational and Environmental Committee

The current members of the Operational and Environmental Committee are Messrs. Jolliffe, Mitropoulos, Nusspickel and Patrinos. Mr. Mitropoulos is Chairman of the Committee. The committee also includes the Deputy Chairman of Tsakos Shipping, Mr. Vassilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. The primary role of the Operational and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment. The Board expects that this Committee will be dissolved. The environmental duties of this committee will be performed by a newly formed Environmental Committee while the operational oversight will be performed by the Operational and Financial Risks Committee described above.

Chartering Committee

The current members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements. The Board expects to dissolve this committee and the functions of this committee will be performed by the newly established Business Development and Capital Markets Committee.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance,

Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•	The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•	Any proposal that a shareholder intends to present at the 2015 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 31, 2014 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2015 Annual Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 1, 2015. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2013, all directors attended the Annual Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2013, the aggregate cash compensation of all of the members of the Board was $635,000 as per the following annual fee allocation which was approved by the shareholders of the Company on June 14, 2013:

•	Service on the Board - $50,000

•	Service on the Audit Committee - $ 20,000

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental Committee - $10,000

•	Service as Chairman on the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $20,000

•	Service as Chairman of the Board - $40,000

No fees were paid for service on the Corporate Governance, Nominating and Compensation Committee, Risk Committee and Chartering Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs.

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At July 1, 2010, TCM took over the technical management of most of the vessels in the fleet from Tsakos Shipping. At December 31, 2013, outstanding advances to TCM amounted to $1.1 million and there was an amount due to Tsakos Shipping of $0.6 million. At December 31, 2012, outstanding advances to TCM amounted to $1.6 million and there was an amount due to Tsakos Shipping of $1.1 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $15.5 million and supervisory fees of $0.5 million relating to the construction of our vessels in 2013. An additional amount of $1.6 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services, application of corporate governance procedures required by the Company and seafarers training. No incentive award was payable to Tsakos Energy Management for 2013 or 2012. However, special awards totalling $0.5 million were paid to Tsakos Energy Management in relation to capital raising in 2013.

Management Agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years from the effective date of January 1, 2007. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2013 would have resulted in a payment of approximately $145.3 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue. For 2014, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. Monthly management fees for the DP2 shuttle tankers will be $35,000 per vessel. Monthly management fees for the VLCC Millennium will be $27,500 per month of which $13,667 will be payable to a third party manager. Monthly management fees for the suezmax Eurochampion 2004 will be $27,500 of which $12,000 will be payable to a third party manager. The monthly fee for the LNG carrier will be $35,000 of which $10,000 is payable to the Management Company and $25,000 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $15.5 million in 2013, $15.6 million in 2012 and $15.3 million in 2011.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee adopted in prior years a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components.

However, no award has been given since 2008 and no incentive award scale has been set by the Corporate Governance, Nominating and Compensation Committee since 2009 and, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors. In 2013, further awards totalling $0.5 million have been awarded to Tsakos Energy Management relating to equity offerings during the year.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,371 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2013.

Share Ownership

The Common Shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

On May 31, 2012, at the 2012 Annual Meeting of shareholders, our shareholders approved a new share-based incentive plan, (the “2012 Plan”). This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2012 Plan is to provide a means to attract, retain, motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of vessels in the fleet and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2012 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options. During 2013, 96,000 RSUs were issued from this plan, which vested within 2013. During 2012, 150,000 RSUs were issued.

As of December 31, 2013, there were no outstanding (non-vested) RSUs. Total compensation expense recognized for the year ended December 31, 2013 was $0.5 million, for the year ended December 31, 2012, $0.7 million, and for the year ended December 31, 2011, $0.8 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Peter C. Nicholson - Chairman

D. John Stavropoulos - Member

Takis Arapoglou - Member

Francis T. Nusspickel - Member

Richard L. Paniguian - Member

Aristides A.N. Patrinos - Member

Efthimios E. Mitropoulos - Member

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE. Francis T. Nusspickel, Takis Arapoglou and D. John Stavropoulos each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Investor Relations section of the Company’s website at http://www.tenn.gr. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s Management team has the primary responsibility of the financial statements and the reporting process, including the system of internal controls. As part of the Audit Committee’s oversight function, the Audit Committee:

•	Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2013, with Company management and Ernst & Young (Hellas), its Independent Auditors.

•	Reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

•	Discussed with Ernst & Young (Hellas) the matters required to be discussed by the Public Company Accounting Oversight Board Statement No. 16, “Communications with Audit Committees”. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters. Discussion with Ernst & Young (Hellas) also included staffing, audit results for 2012 and 2013 and audit plans for the remainder of 2014.

During the year 2013, the Audit Committee held four meetings, three of which were in person. During such in person meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Head of Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2012 and 2013 and audit plans for the remainder of 2014. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2013 for filing with the SEC and presentation to the Company’s shareholders. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young (Hellas) as the Company’s independent registered public accounting firm for the fiscal year 2014.

THE AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Takis Arapoglou - Member

Peter C. Nicholson - Member

D. John Stavropoulos - Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

This Proxy Statement also includes references to our and the SEC’s website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2013 and December 31, 2012.

Principal Accounting Fees and Services

An aggregate amount of Euro 793,750 was billed and accrued for fiscal year 2013 relating to fees for audit services performed by Ernst & Young (Hellas), Athens, Greece. In 2012, an aggregate amount of Euro 679,500 was billed and accrued for fiscal year 2012 relating to fees for audit services. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPROVAL OF AMENDMENT TO MEMORANDUM OF ASSOCIATION

TO INCREASE AUTHORIZED SHARE CAPITAL

Our Board of Directors, after careful consideration, has approved and adopted, and recommends that our shareholders approve, this proposal to amend the Company’s existing Memorandum of Association in order to increase the Company’s authorized share capital.

The Board of Directors recommends that our shareholders approve an increase in the authorized capital from US$100,000,000, consisting of 85 million Common Shares and 15 million Preferred Shares, to US $200,000,000, consisting of 185 million Common Shares of a par value of US $1.00 each and 15 million Preferred Shares of a par value of US $1.00 each. The Board of Directors does not propose to increase the number of authorized Preferred Shares.

Shipping is a capital intensive industry that requires significant ongoing capital investment for fleet growth and renewal to meet the requirements of first class charterers. During the Company’s 20-year history, it has financed its growth from only four vessels to a current pro forma fleet of 58 vessels, including newbuildings, through equity issuances and bank loans. Since April 2012, principally to finance the growth of its fleet, it has sold over $346,000,000 of its Common Shares and Preferred Shares in the public markets, with over $280,000,000 being sold in the last 12 months. During this two-year period it publicly issued 4,000,000 Preferred Shares and over 36,500,000 Common Shares, including 11,000,000 Common Shares issued on April 29, 2013. Following the issuance of such 11,000,000 Common Shares subsequent to the record date, the Company currently has 83,042,295 Common Shares outstanding, which leaves fewer than two million Common Shares available for issuance. This number of available Common Shares is not sufficient to finance its further growth.

The Board believes that the increase in the Company’s authorized share capital is necessary for it to grow its fleet, to maintain its acceptance by energy majors that are its principal charterers and to take advantage of growth opportunities as they arise, as well as to have sufficient Common Shares available for issuance under our Shareholder Rights Plan and for issuance under the Company’s equity incentive plans as a means of attracting and retaining key personnel and rewarding and incentivizing those who perform services for the Company.

The Board recommends the approval by the Company’s shareholders of the amendment to the Company’s Memorandum of Association to increase the authorized share capital.

ITEM NO. 3 – APPROVAL OF AMENDMENT TO BYE-LAWS

The bye-laws were last updated in June 2008 and the directors considered that certain improvements to them should be made, including clarifications of certain powers of the Board as well as modernization of provisions relating to the conduct of meetings and the use of electronic communications.

The Company has not mailed copies of the bye-laws showing the proposed amendments to shareholders with this Proxy Statement, but has determined instead to post the full text of the amended and restated bye-laws, showing the proposed amendments made by the Directors to the Company's website. The amended bye-laws may be reviewed at http://www.tenn.gr/bye-laws/bye-laws.html. If you require a printed copy of the amended bye-laws before executing your proxy or voting, you may obtain a copy by mail by contacting the Chief Operating Officer, Mr. George Saroglou, by telephone at +30 210 940 7710, by fax at +30 210 940 7716 or by email at gsaroglou@tenn.gr and the Company will send you a copy of the amended bye-laws to the postal address provided by you.

The Board recommends the approval by the Company’s shareholders of the amendment to the Company’s bye-laws.

This item has been proposed as an extraordinary resolution, for which a 75% majority of those shareholders present, either in person or by proxy, and voting on the resolution is required.

ITEM NO. 4 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2013, together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2014 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 5 - APPOINTMENT OF AUDITORS

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act, has appointed the firm of Ernst & Young (Hellas), Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2014.

The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of this Item No. 4, the appointment of Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2014 and authorization of the Audit Committee to set their remuneration.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2014 Annual Report to Shareholders, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2013, is available at www.proxyvote.com and on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s 2013 Annual Report to Shareholders, please contact the Company by telephone at +30 210 94 07 710-13, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

George V. Saroglou

Chief Operating Officer

April 30, 2014

Exhibit 99.2

TSAKOS ENERGY NAVIGATION
IMPORTANT ANNUAL MEETING INFORMATION
Using a black ink pen, mark your votes with an X as shown in X this example. Please do not write outside the designated areas.
Annual Meeting Proxy Card
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
A Proposals — The Board of Directors recommends a vote FOR proposals 1, 2, 3, 4 and 5.
1. Election of Directors: 01 - Richard Paniguian 02 - Ethimios E. Mitropoulos
Mark here to vote Mark here to WITHHOLD For All EXCEPT - To withhold authority to vote for any +
FOR all nominees vote from all nominees nominee(s), write the name(s) of such nominee(s) below.
For Against Abstain For Against Abstain
2. To approve amendment of the Memorandum of Association 3. To approve certain other amendments to the Company’s to increase authorized share capital. Bye-Laws, including clarification of certain powers of the Board of Directors.
4. To receive and consider the 2013 audited financial 5. Appointment of Ernst & Young (Hellas), Athens, Greece statements of the Company. as auditors and to authorise the Audit Committee to set their remuneration.
6. To transact such other business as may properly come before the 2014 Annual Meeting.
B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.
1 U P X 1 9 6 9 0 1 2 +

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
Proxy — TSAKOS ENERGY NAVIGATION LIMITED
2014 ANNUAL MEETING OF SHAREHOLDERS — MAY 30, 2014
The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. D. J. Stavropoulos, and if Mr. Stavropoulos is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S. $1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual Meeting and Proxy Statement dated April 30, 2014, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.
THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.
PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN MAY 29, 2014.
(Continued and to be marked, dated and signed, on the other side)

Exhibit 99.3

CELEBRATING 20 YEARS OF CONTINUOUS GROWTH
20
TEN@TWENTY
TEN LTD
TSAKOS ENERGY NAVIGATION LTD
TNP
LISTED
NYSE
ANNUAL REPORT
2013

Contents
Chairman’s Letter
4
Board of Directors and Officers
6
Board Committees
7
Shareholder Information
7
Financial Statements
F pages

Chairman’s Letter

April 15, 2014

Dear Fellow Shareholder,

I have been privileged and honored to serve as a director and Chairman of the Board for twenty years. I will retire at the conclusion of next month’s Annual General Meeting. The opportunity to work with the Tsakos group and the management of Tsakos Energy Navigation (TEN) has been a very rich experience.

I was elected to the board soon after the Company was formed as Maritime Investment Fund (MIF). It was listed on the Oslo Stock Exchange and had a fleet of four modest, middle-aged tankers and the benefit of the Tsakos brand name and the operational experience of that group. Slowly, steadily it grew despite cyclical setbacks. A milestone event was the delivery of its first new building in 1997. To date TEN has received 61 new buildings in 17 years and now has on order 10 vessels including one LNG and 9 Aframaxes. It currently has 48 vessels serving its clients. Another milestone was listing on the NYSE in 2002 along with a major shares issuance. That same year it initiated cash dividends, which have been paid each year since.

TEN Today

The DNA and the roots of TEN are clearly evident today. The brand name built on decades of safe and reliable service is best demonstrated by relationships that have expanded along with the Company. These strengths are more important than ever.

2013 extended the recession/depression of the tanker industry into its fifth year. It is not the first cyclical retreat of the industry but the longest and most severe since the early 1980s. The most dramatic evidence is the failure of several industry giants which slid into the bankruptcy.

It is encouraging that the seasonal upturn evident in December continued in the first quarter of this year, Tsakos Energy Navigation (TEN) operated profitably in every year since its inception in 1993 through 2010. It has experienced losses for each of the last three years, but 2013 was much better than 2011 and 2012.

TEN has effectively controlled its operating expenses while maintaining its high standards of operating performance. This is a reflection of management’s oversight supported by its technical management by Tsakos Columbia Shipmanagement.

It has also maintained a strong financial position supported by its shareholders and complemented by its relationship banks. It takes pride in the fact that in its twenty years of operations it has a stellar banking record. It is also pleased that it has distributed dividends each year since its listing on the NYSE in 2002.

The past five years have been marked by a tanker industry burdened with significant over capacity, increased operating costs, more demanding regulation, and stricter vetting by charterers. TEN has navigated these waters with effective cost management while maintaining its high standards of safety and customer service. Two marks of these achievements are its lower than average vessel expense ratio and a much higher than average vessel utilization rate (97% vs. industry 90%). In an environment where charterers are more demanding and increasingly selective TEN will be a major beneficiary.

Outlook for 2014

The industry’s supply/demand imbalances should show modest improvement. Despite slow expansion in the OECD economies and less robust growth in the developing countries overall oil demand is projected to continue to grow. Trade routes are evolving rapidly but on balance promise to be beneficial as to ton/mile requirements. Overall the industry should experience modest improvement in profitability.

TEN’s Strategy and Prospects

The employment strategy for TEN’s young and modern fleet has reemphasized longer term charters with resulting visibility of future cash flow and profits. TEN has grown its fleet from four vessels in 1993 to fifty eight including ten (9 Aframax and one LNG) new buildings to be delivered in 2016 and 2017.

TEN has indications that several relationship companies would welcome additional long-term charters for new buildings. An example of such opportunities is the recent agreement with Statoil to build and charter nine Aframaxes for long periods. We anticipate that two or more of these projects will be contracted in coming months.

4

The Capital markets have been responsive to TEN’s recent offerings including perpetual preferred stock and common stock. Investment bankers have indicated that investors would also be attracted to the creation of a Master Limited Partnership housing TEN’s ships with long-term charters both on the water and being built for future delivery. Our banks have also confirmed their desire to support us with the required loans.

TEN’s shares traded at an all time low of $3.14 in December 2012. They have rebounded but at $7.23 they still represent a significant discount to net asset value and book value. Management and your board are dedicated to creating significant future shareholder value.

Annual General Meeting

The shareholders Annual General Meeting (AGM) will be held on May 30, 2014 in Athens, Greece. At that meeting I will retire from my directorship. I have been privileged and honored to serve as a director and Chairman of the Board for twenty years.

I am most pleased to pass the baton to Takis Arapoglou who brings rich financial and business leadership experience to the challenge. I am envious because I am confident that TEN is poised to embark on a journey of major growth and profitability.

The next 20 years will be even more exciting as TEN expands its role as an industry leader.

As a fellow shareholder I look forward to enjoying the fruits of the labors of management supported by your board of directors.

We will be most pleased and honored by your attendance at the AGM next month.

Yours sincerely,

D. John Stavropoulos

Chairman of the Board

5

Board of Directors and Officers

D. JOHN STAVROPOULOS - CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. An instructor of Economics and Finance at Northwestern University from 1962 to 1968, and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE - CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas a shipping company owning 39 LPG ships, four on order and four product tankers which is quoted on the NASDAQ stock exchange in New York.

TAKIS ARAPOGLOU - DIRECTOR

Mr. Arapoglou is a Corporate Advisor with an international executive career in Corporate and Investment banking, International Capital Markets and restructuring of Financial Institutions. Between 2010 and 2013 he was CEO of Commercial Banking at EFG Hermes Holding SAE, operating in the Middle East and Africa. Earlier, he was Chairman & CEO of the National Bank of Greece Group and Chairman of the Hellenic Banks Association (2004-2009) and Managing Director & Head of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served in several International Bank Advisory boards in Europe and Africa as well as on the Boards of Educational foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman of Eurobank Ergasias SA, Vice Chairman of Titan Cement SA, board member of EFG Hermes Holding SAE and of Credit Libanais SAL. He is Chairman of the International Board of Advisors of Tufts University in Boston. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

EFTHIMIOS E. MITROPOULOS - DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation – International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

PETER C. NICHOLSON, CBE - DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management.

FRANCIS T. NUSSPICKEL - DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

RICHARD L. PANIGUIAN, CBE - DIRECTOR

Mr. Paniguian was appointed Head of UK Defense and Security Organization, or DSO, in August 2008, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D - DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

6

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos is the founder, President, Chief Executive Officer and a director of the Company since inception. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Greek Navy in 1988. He is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). Mr. Tsakos is the Vice Chairman of the Independent Tanker Owners Association (INTERTANKO) and an Executive Committee member, a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City of London University Business School, for his pioneering work in the equity financial markets relating to shipping companies.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER AND VICE PRESIDENT

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder of Pansystems S.A., Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He is still responsible for the bunker fuel procurement and hedging of the spot trading vessels in Tsakos Energy Navigation. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM - CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO - CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

Board Committees

AUDIT COMMITTEE

Francis T. Nusspickel - Chairman

Peter Nicholson

D. John Stavropoulos

Takis Arapoglou

CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe - Chairman

Takis Arapoglou

D. John Stavropoulos

Nikolas P. Tsakos

CORPORATE GOVERNANCE NOMINATING/

COMPENSATION COMMITTEE

Peter Nicholson - Chairman

Takis Arapoglou

Francis T. Nusspickel

Efthimios E. Mitropoulos

Richard L. Paniguian

Aristides A.N. Patrinos

D. John Stavropoulos

CHARTERING COMMITTEE

Nikolas P. Tsakos - Chairman

D. John Stavropoulos

George V. Saroglou

RISK COMMITTEE

D. John Stavropoulos - Chairman

Takis Arapoglou

Peter Nicholson

Paul Durham*

Nikolas P. Tsakos

George V. Saroglou

OPERATIONAL AND ENVIRONMENTAL COMMITTEE

Efthimios E. Mitropoulos - Chairman

Francis T. Nusspickel

Aristides A.N. Patrinos

Michael G. Jolliffe

Vladimir Jadro*

Vassilis Papageorgiou **

* (Non-Director) ** (Non-Director - Mr. Papageorgiou is the Deputy Chairman of Tsakos Shipping)

Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol: NYSE - TNP BERMUDA - TEN As of December 31, 2013 the Company had 57,969,448 shares outstanding.

Transfer Agent & Registar for the shares

Computershare Trust Company N.A.

480 Washington Boulevard

Jersey City, NJ 07310-1900

U.S.A

Independent Auditors

Ernst & Young (Hellas)

Certified Auditors-Accountants S.A.

11th Km National Rd Athens - Lamia

114 51 Metamorphosi, Greece

Legal Counsel (New York)

Morgan, Lewis & Bockius, LLP

101 Park Avenue New York, NY 10178

U.S.A

Legal Counsel (London)

Holman Fenwick & Willan

Friary Court,

65 Crutched Friars

London, EC3N 2AE

United Kingdom

Stock information may be accessed through:

Bloomberg under:	“ TNP US ”
“ TNP BH ”
Reuters under:	“ TNP.N ”
A copy of the Company’s Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:
George V. Saroglou, Chief Operating Officer: gsaroglou@tenn.gr Paul Durham, Chief Financial Officer: pdurham@tenn.gr Harrys Kosmatos, Corporate Development Officer: hkosmatos@tenn.gr

7

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 frame work).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2013, is effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 11, 2014

8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2013

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

ERNST & YOUNG (HELLAS) Certified Auditors – Accountants S.A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece	Tel: +30 210 2886 000 Fax:+30 210 2886 905 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 11, 2014 expressed an unqualified opinion thereon.

Athens, Greece

April 11, 2014

ERNST & YOUNG (HELLAS) Certified Auditors – Accountants S.A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece	Tel: +30 210 2886 000 Fax:+30 210 2886 905 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries and our report dated April 11, 2014 expressed an unqualified opinion thereon.

Athens, Greece

April 11, 2014

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$162,237	$144,297
Restricted cash	9,527	16,192
Marketable Securities (Note 4)	—	1,664
Accounts receivable, net	21,873	28,948
Insurance claims	2,569	4,583
Due from related companies (Note 2)	1,084	1,561
Advances and other	13,097	8,800
Inventories	19,660	14,356
Prepaid insurance and other	2,354	3,568
Current portion of financial instruments-Fair value (Note 15)	140	60

Total current assets	232,541	224,029

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	1,438	45
FIXED ASSETS (Note 5)
Advances for vessels under construction	58,521	119,484
Vessels	2,710,418	2,628,094
Accumulated depreciation	(537,350)	(539,736)

Vessels’ Net Book Value	2,173,068	2,088,358

Total fixed assets	2,231,589	2,207,842

DEFERRED CHARGES, net (Note 6)	17,331	17,968

Total assets	$2,483,899	$2,450,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$126,361	$186,651
Payables	52,319	34,390
Due to related companies (Note 2)	6,930	2,594
Accrued liabilities	16,628	12,442
Accrued bank interest	6,058	4,785
Unearned revenue	14,014	4,907
Current portion of financial instruments—Fair value (Note 15)	5,962	13,138

Total current liabilities	228,272	258,907

LONG-TERM DEBT, net of current portion (Note 7)	1,253,937	1,255,776
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	4,027	9,361
STOCKHOLDERS’ EQUITY:
Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2013; no shares authorized, issued and outstanding at December 31, 2012	4,000	—
Common stock, $ 1.00 par value; 85,000,000 and 100,000,000 shares authorized at December 31, 2013 and December 31, 2012 respectively; 57,969,448 and 56,443,237 shares issued and outstanding at December 31, 2013 and 2012 respectively	57,969	56,443
Additional paid-in capital	500,737	404,391
Accumulated other comprehensive loss	(6,789)	(14,728)
Retained earnings	430,548	478,428

Total Tsakos Energy Navigation Limited stockholders’ equity	986,465	924,534
Noncontrolling Interest (Note 12)	11,198	2,306

Total stockholders’ equity	997,663	926,840

Total liabilities and stockholders’ equity	$2,483,899	$2,450,884

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2013	2012	2011
VOYAGE REVENUES:	$418,379	$393,989	$395,162
EXPENSES:
Commissions	16,019	12,215	14,290
Voyage expenses	116,980	111,797	127,156
Vessel operating expenses	130,760	133,251	129,884
Depreciation	95,349	94,340	101,050
Amortization of deferred dry-docking costs	5,064	4,910	4,878
Management fees (Note 2(a))	15,896	15,887	15,598
General and administrative expenses	4,366	4,093	4,292
Stock compensation expense (Note a)	469	730	820
Foreign currency losses	293	30	458
Net loss/(gain) on sale of vessels	—	1,879	(5,001)
Vessel impairment charge (Note 5)	28,290	13,567	39,434

Total expenses	413,486	392,699	432,859

Operating income/(loss)	4,893	1,290	(37,697)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(40,917)	(51,576)	(53,571)
Interest income	366	1,348	2,715
Other, net	(2,912)	(118)	(397)

Total other expenses, net	(43,463)	(50,346)	(51,253)

Net loss	(38,570)	(49,056)	(88,950)
Less: Net loss/(income) attributable to the noncontrolling interest	1,108	(207)	(546)

Net loss attributable to Tsakos Energy Navigation Limited	$(37,462)	$(49,263)	$(89,496)

Effect of preferred dividends	(3,676)	—	—
Net loss attributable to Tsakos Energy Navigation Limited common shareholders	$(41,138)	$(49,263)	$(89,496)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.73)	$(0.92)	$(1.94)

Weighted average number of shares, basic and diluted	56,698,955	53,301,039	46,118,534

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Net loss	$(38,570)	$(49,056)	$(88,950)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	7,230	17,996	15,245
Amortization of deferred loss on de-designated financial instruments	877	2,173	2,020

Total unrealized gains from hedging financial instruments	8,107	20,169	17,265
Unrealized (loss)/gain on marketable securities	(79)	228	34
Realized (gain)/loss on marketable securities reclassified to Statements of Operations	(89)	(95)	—

Other Comprehensive income	7,939	20,302	17,299

Comprehensive loss	(30,631)	(28,754)	(71,651)
Less: comprehensive loss/(income) attributable to the noncontrolling interest	1,108	(207)	(546)

Comprehensive loss attributable to Tsakos Energy Navigation Limited	$(29,523)	$(28,961)	$(72,197)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, December 31, 2010	$—	$46,081	$350,946	$671,480	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)				$(89,496)		(89,496)	546	(88,950)
—Expenses of 2010 common stock-offering			(72)			(72)		(72)
—Issuance of 127,250 shares of restricted share units		128	(128)			—		—
—Cash dividends paid ($0.60 per share)				(27,670)		(27,670)		(27,670)
—Distribution from Subsidiary to non controlling interest						—	(2,199)	(2,199)
—Other comprehensive income (loss)					17,299	17,299		17,299
—Amortization of restricted share units			820			820		820

BALANCE December 31, 2011	$—	$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158
Net income/(loss)				(49,263)		(49,263)	207	(49,056)
—Issuance of 10,000,000 shares		10,000	52,329			62,329		62,329
—Issuance of 234,500 shares of restricted share units		234	(234)			—		—
—Cash dividends paid ($0.50 per share)				(26,623)		(26,623)		(26,623)
—Other comprehensive income (loss)					20,302	20,302		20,302
—Amortization of restricted share units			730			730		730

BALANCE December 31, 2012	$—	$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840
Net income/(loss)				(37,462)		(37,462)	(1,108)	(38,570)
—Issuance of 8% Series B Preferred Shares	2,000	—	45,043			47,043		47,043
—Issuance of 8.875% Series C Preferred Shares	2,000		45,315			47,315		47,315

—Issuance of common stock under distribution agency agreement		1,430	5,615			7,045		7,045
—Issuance of 96,000 shares of restricted share units		96	(96)			—		—
—Capital contribution of noncontrolling interest owners						—	10,000	10,000
—Cash dividends paid ($0.15 per share)				(8,529)		(8,529)		(8,529)
— Dividends paid on Series B Preferred Shares				(1,889)		(1,889)		(1,889)
—Other comprehensive income (loss)					7,939	7,939		7,939
—Amortization of restricted share units			469			469		469

BALANCE December 31, 2013	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash Flows from Operating Activities:
Net loss	$(38,570)	$(49,056)	$(88,950)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	95,349	94,340	101,050
Amortization of deferred dry-docking costs	5,064	4,910	4,878
Amortization of loan fees	1,101	946	995
Stock compensation expense	469	730	820
Change in fair value of derivative instruments	(6,021)	(2,832)	515
Gain on sale of marketable securities	(89)	(95)	—
Loss/(gain) on sale of vessels	—	1,879	(5,001)
Vessel impairment charge	28,290	13,567	39,434
Payments for dry-docking	(5,680)	(7,566)	(4,639)
(Increase)/Decrease in:
Receivables	5,269	(8,874)	2,183
Inventories	(5,304)	5,479	(5,824)
Prepaid insurance and other	1,214	1,804	(2,423)
Increase/(Decrease) in:
Payables	22,265	12,214	77
Accrued liabilities	5,459	(4,022)	4,192
Unearned revenue	9,107	(2,562)	(1,720)

Net Cash provided by Operating Activities	117,923	60,862	45,587

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(37,182)	(81,848)	(37,937)
Vessel acquisitions and/or improvements	(108,840)	(2,454)	(71,205)
Purchase of marketable securities	—	—	(2,500)
Proceeds from sale of marketable securities	1,585	1,098	—
Proceeds from the sale of vessels	—	40,219	42,455

Net Cash used in Investing Activities	(144,437)	(42,985)	(69,187)

Cash Flows from Financing Activities:
Proceeds from long-term debt	110,000	83,558	96,650
Financing costs	(1,067)	(1,550)	(963)
Payments of long-term debt	(172,129)	(156,794)	(143,454)
(Increase)/Decrease in restricted cash	6,665	(10,208)	307
Proceeds from stock issuance program, net	7,045	62,329	—
Proceeds from preferred stock issuance, net	94,358	—	—
Cash dividend	(10,418)	(26,623)	(27,670)
Capital contribution from noncontrolling interest owners to subsidiary	10,000	—	—
Distribution from subsidiary to noncontrolling interest owners	—	—	(2,199)

Net Cash provided by/(used in) Financing Activities	44,454	(49,288)	(77,329)

Net increase/(decrease) in cash and cash equivalents	17,940	(31,411)	(100,929)
Cash and cash equivalents at beginning of period	144,297	175,708	276,637

Cash and cash equivalents at end of period	$162,237	$144,297	$175,708

Interest paid
Cash paid for interest, net of amounts capitalized	$44,057	$57,323	$48,588

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2013, 2012 and 2011, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Operations.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2013 and 2012). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the ageing of such balances and any amounts in dispute.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2012 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.39 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2012 by $929 or $0.02 per weighted average number of shares, both basic and diluted. The decrease in depreciation expense for the year ended December 31, 2013 was approximately $3,787 or $0.07 per weighted average number of shares, both basic and diluted, based on the Company’s fleet existing at December 31, 2012. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2013, December 31, 2012 and 2011 indicated an impairment charge (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360“Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2013 and 2012, there were no vessels held for sale.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first ten years of vessels’ life and every two and a half years within the following useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2013, 2012 and 2011 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2013	2012	2011
A	21%	17%	14%
B	—	—	10%
C	—	14%	—
D	11%	—	—

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates a liquefied natural gas (LNG) carrier which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of this vessel separately, or makes any decisions about resources to be allocated to this vessel or assesses its performance separately, therefore, the LNG carrier does not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(n)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under these swap agreements are recognized as part of Interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging”, the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income / (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(o)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2013.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r)	Marketable Securities: The Company from March 2011 until their disposal in July 2013 had investments in marketable securities that had readily determinable fair values and were classified as available for sale. Such investments were measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities were excluded from earnings and were reported in Accumulated other comprehensive income/(loss) until realized (Note 4).

(s)	Recent Accounting Pronouncements: There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company’s Consolidated Financial Statements in the current year, or expected to have a material impact on future years.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2013	2012	2011
Tsakos Shipping and Trading S.A. (commissions)	5,219	5,304	5,461
Tsakos Energy Management Limited (management fees)	15,487	15,587	15,298
Tsakos Columbia Shipmanagement S.A.	1,621	1,280	1,237
Argosy Insurance Company Limited	9,129	9,701	9,933
AirMania Travel S.A.	4,810	3,661	2,129

Total expenses with related parties	36,266	35,533	34,058

Balances due from and to related parties are as follows:

	December 31,
	2013	2012
Due from related parties
Tsakos Columbia Shipmanagement Ltd	1,084	1,561

Total due from related parties	1,084	1,561

Due to related parties
Tsakos Shipping and Trading S.A.	555	1,110
Tsakos Energy Management Limited	92	53
Argosy Insurance Company Limited	6,008	1,209
AirMania Travel S.A.	275	222

Total due to related parties	6,930	2,594

There is also, at December 31, 2013 an amount of $319 ($559 in 2012) due to Tsakos Shipping and Trading S.A. and $356 ($329 in 2012) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2011, the monthly management fees for operating vessels were $27.0 per owned vessel except for the LNG carrier which bore a monthly fee of $32.0, of which $7.0 was paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were $20.0. From January 1, 2012 until December 31, 2013 monthly fees for operating vessels were $27.5, for vessels chartered out or on a bare-boat basis were $20.4 and from April 1, 2012 for the LNG carrier $35.0 of which $10.0 was paid to the Management Company and $25.0 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month of which, effective September 22, 2013, $12.0 are payable to a third party manager.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2013, 2012 and 2011, there was no such award. However, special awards totaling $500 were paid to the Management Company in relation to capital raising offerings during 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated to pay the Management Company the present discounted value of all payments that would have otherwise been due under the main agreement up until June 30 of the tenth year following the date of the termination plus the average of the incentive awards previously paid to TEM multiplied by 10. As at December 31, 2013 such payment would be approximately $145,291 calculated in accordance with the terms of the Management Agreement. This amount takes account of the LNG carrier and the five aframaxes under construction, but excludes the new-building which is being negotiated with the shipyard (Note 14). Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2013, scheduled for future delivery, are:

Year	Amount
2014	16,971
2015	16,971
2016	16,973
2017	17,251
2018	17,272
2019 to 2023	77,724

163,162

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee, per vessel, of $20.4 in 2013, ($20.4 and $20.0 for 2012 and 2011, respectively). These fees in total amounted to $492, $612 and $588 for 2013, 2012 and 2011, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2012 and 2011, this commission was approximately 1% of the sale price of a vessel. In 2013, there were no sales or purchases of vessels.

Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. In 2013 and 2012, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2013 and 2012, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2013, 2012 and 2011.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. In July 2013, the Company sold the remaining marketable securities realizing a gain of $89, reclassified from Accumulated other Comprehensive income/(loss) to the statement of Operations. At December 31, 2013 there are no marketable securities. The fair value of the marketable securities as of December 31, 2012 was $1,664, and the change in fair value amounting to $133(positive) was included in Accumulated other comprehensive income/(loss).

5.	Vessels

Acquisitions

During 2013, the Company took delivery of two newbuilding DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014, at a total cost of $203,908 of which $105,763 was incurred in 2013. In 2012, there were no vessel acquisitions. In 2011, the Company took delivery of two newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,526 of which $66,643 was incurred within 2011.

Sales

There were no vessel sales in 2013. In 2012, the Company sold the VLCCs La Madrina and La Prudencia, classified as held for sale at December 31, 2011, for net proceeds of $40,219 in total, realizing a loss of $1,879. In 2011, the Company sold the aframax tanker Opal Queen for net proceeds of $32,753 realizing a gain of $5,802 and the aframax tanker Vergina II for net proceeds of $9,702 realizing a loss of $801(net gain of $5,001in aggregate). The capital gains or losses from the sale of vessels are separately reflected in the accompanying 2011 Consolidated Statements of Operations.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Impairment

As of December 31, 2013, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for four of the Company’s vessels; Silia T, Triathlon, Delphi and Millennium. Consequently the carrying value of these four vessels, totaling $123,540 has been written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 15(c)). The resulting impairment charge was $28,290 and is reflected in the accompanying Consolidated Statements of Operations. During 2012, the carrying value of the VLCC Millennium was written down resulting in a total impairment charge of $13,567. During 2011, the carrying values of the VLCCs La Madrina and La Prudencia were written down resulting in a total impairment charge of $39,434.

6.	Deferred Charges

Deferred charges, consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,724 and $13,327 at December 31, 2013 and 2012, respectively, and loan fees, net of accumulated amortization, amounted to $4,607 and $4,641 and at December 31, 2013 and 2012, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long-Term Debt

Facility	2013	2012
(a) Credit facilities	808,218	939,514
(b) Term bank loans	572,080	502,913

Total	1,380,298	1,442,427
Less—current portion	(126,361)	(186,651)

Long-term portion	1,253,937	1,255,776

(a)	Credit facilities

As at December 31, 2013, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At December 31, 2013 and 2012 there was no available unused amount. The aggregate available unused amount under these facilities at December 31, 2011 was $28,358 and was drawn down on January 17, 2012. Interest is payable at rates based on LIBOR plus a spread. At December 31, 2013, the interest rates on these facilities ranged from 1.48% to 5.69% (0.81% to 5.19% at December 31, 2012).

(b)	Term bank loans

Term loan balances outstanding at December 31, 2013 amounted to $572,080.

On March 6, 2013 and on April 22, 2013 the Company made two drawdowns of $46,000 each under two existing term bank loans to finance the newly delivered DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014.

On September 9, 2013, the Company arranged a new term bank loan for the refinancing of the credit facility obtained in 2005 to finance the acquisition of the aframax tanker Sakura Princess. On September 11, 2013, the Company fully repaid the then outstanding balance of this facility. On September 11, 2013, the Company drew down $18,000 under the new term loan, which is payable in 28 quarterly installments, the first eight of $300 each and the next twenty of $405 each plus a balloon of $7,500 payable with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

All term bank loans, except the newly signed on September 9, 2013, which is paid in quarterly installments, are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2013 are based on LIBOR plus margin. At December 31, 2013, the interest rates on these term bank loans ranged from 1.85% to 3.24%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2013	2.49%
Year ended December 31, 2012	1.87%
Year ended December 31, 2011	1.66%

Loan movements for credit facilities and term cutting off

Loan	Origination Date	Original Amount	Balance at January 1, 2013	New Loans	Repaid	Balance at December 31, 2013
Credit facility[1]	2005	250,000	34,855	—	34,855	—
Credit facility	2005	220,000	134,225	—	13,135	121,090
Credit facility	2006	275,000	125,092	—	11,823	113,270
Credit facility[2]	2004	179,384	112,356	—	10,555	101,800
Credit facility[3]	2005	220,000	92,550	—	26,952	65,598
Credit facility	2006	371,010	251,010	—	20,000	231,010
10-year term loan	2004	71,250	32,032	—	3,125	28,907
Credit facility	2006	70,000	35,625	—	4,375	31,250
Credit facility	2007	120,000	92,500	—	5,000	87,500
10-year term loan	2007	88,350	66,270	—	5,520	60,750
Credit facility	2007	82,000	61,300	—	4,600	56,700
10-year term loan	2009	38,600	29,046	—	2,235	26,812
8-year term loan	2009	40,000	30,400	—	2,900	27,500
12 year term loan	2009	40,000	33,750	—	2,500	31,250
10-year term loan	2010	39,000	32,500	—	2,600	29,900
7-year term loan	2010	70,000	60,720	—	4,640	56,080
10-year term loan	2010	43,924	37,489	—	3,218	34,271
9-year term loan	2010	42,100	36,900	—	2,600	34,300
10-year term loan	2011	48,000	43,200	—	3,200	40,000
9-year term loan	2011	48,650	45,407	—	3,243	42,163
8-year term loan	2012	73,600	27,600	46,000	2,300	71,300
8-year term loan	2011	73,600	27,600	46,000	2,453	71,147
7-year term loan	2013	18,000	—	18,000	300	17,700

Total			1,442,427	110,000	172,129	1,380,298

[1]	The Company sold one of its vessels (La Madrina) secured under this credit facility within 2012 and accordingly, prepaid an amount of $23,600. In 2013, the Company fully repaid the outstanding amount of the loan and refinanced the remaining vessel (Sakura Princess) previously financed by the repaid loan with a new loan, included in the above table.
[2]	This credit facility includes a fixed interest rate portion amounting to $53,243 as at December 31, 2013.
[3]	The Company sold one of its vessels (La Prudencia) secured under this credit facility within 2012 and accordingly, on January 31, 2013, prepaid an amount of $20,352.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $78,144 ($99,375 in 2012 and $92,188 in 2011 respectively), a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

As at December 31, 2013 and 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. In case of non-compliance with minimum value-to-loan ratios these agreements include terms according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective since December 31, 2012 and for a period up to, and including, June 30, 2014, certain of the Company’s lenders formally waived their rights resulting from the aforementioned non-compliance of the value-to-loan covenant, while the remainder did not seek immediate remedial action.

An amount of $5,867, relating to one term loan with outstanding principal of $34,300 at December 31, 2013 was reclassified within current liabilities at December 31, 2013, representing the amount that the Company would be required to pay to satisfy the value-to-loan ratio shortfall contained in the loan agreement in the event the lender was to request such additional security in the form of cash payment.

As at December 31, 2012, the Company was in non-compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2013 and 2012. Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the 2013 and 2012 consolidated balance sheet in accordance with ASC 470-10. At December 31, 2013, the Company was fully compliant with the leverage ratio required by its loans irrespective of the waivers.

As of December 31, 2012, a subsidiary, in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan. In this respect, in an amendatory agreement dated April 8, 2013 with the lenders, an existing waiver of the leverage ratio non-compliance was extended to June 30, 2014 (inclusive). At December 31, 2013, the subsidiary was fully compliant with the loan agreement.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2013, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $5,258. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after December 31, 2013, excluding hull cover ratio shortfall of $5,867 discussed above, are as follows:

Year	Amount
2014	120,495
2015	174,842
2016	270,406
2017	182,805
2018	297,431
2019 and thereafter	334,319

1,380,298

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Interest and Finance Costs, net

	2013	2012	2011
Interest expense	41,741	49,701	51,720
Less: Interest capitalized	(1,945)	(1,758)	(2,532)

Interest expense, net	39,796	47,943	49,188
Interest swap cash settlements non-hedging	5,012	8,043	8,977
Bunkers swap cash settlements	(151)	(2,433)	(6,382)
Amortization of loan fees	1,101	946	995
Bank charges	379	243	277
Amortization of deferred loss on termination of financial instruments	877	2,173	2,020
Change in fair value of non-hedging financial instruments	(6,097)	(5,339)	(1,504)

Net total	40,917	51,576	53,571

At December 31, 2013, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $343,827 maturing from March 2014 through March 2021, on which it pays fixed rates averaging 3.89% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2013, the Company held five of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $221,077.

The fair value of such financial instruments as of December 31, 2013 and 2012 in aggregate amounted to $3,409 (negative) and $11,295 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2013 that is estimated to be reclassified into earnings within the next twelve months is $2,082.

At December 31, 2013 and 2012, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2013 and 2012 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $6,025 (positive) and $6,989 (positive), respectively. In March 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($154 at December 31, 2013), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2013 and 2012 was $877 and $1,475, respectively and the remaining balance of $154 at December 31, 2013 will be fully amortized in the first quarter of 2014. In addition, in December 2012 and June 2011, two vessels financed by the loan previously hedged by the de-designated swap, were sold and the loss within Accumulated other comprehensive income/(loss) of $698 in 2012 and $506 in 2011 that was considered to be directly associated with future cash flows, which were not probable of occurring, was immediately reclassified to income.

At December 31, 2013 and 2012, the Company had five and two bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2011, the Company entered into one bunker swap agreement and disposed of it prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of December 31, 2013 and 2012 was $177 (positive) and $105 (positive), respectively and the changes in their fair values during 2013 and 2012 amounting to $72 (positive) and $1,650 (negative), respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

9.	Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On May 10, 2013 the Company re-designated 15,000,000 of common stock as preferred shares of $1.00 par value.

On May 10, 2013, the Company issued 2,000,000 8.00% Cumulative Redeemable Perpetual Series B Preferred Shares (the “Series B preferred shares”) for net proceeds of $47,043. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.0 per preferred share or $4,000 in aggregate. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend of $889 on the Series B preferred shares was paid on July 30, 2013, the second dividend of $1,000 was paid on October 30, 2013 and the third dividend of $1,000 was paid on January 30, 2014 (Note 16(b)).

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.0 per share, at market prices. As of December 31, 2013, the Company had sold 1,430,211 common shares under this agreement for proceeds, net of commissions and other issuance expenses, of $7,045. From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,170.

On September 30, 2013, the Company issued 2,000,000 8.875% Cumulative Redeemable Perpetual Series C Preferred Shares (the “Series C preferred shares”) for net proceeds of $47,315. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.875% per annum from their date of issuance, i.e. $2.21875 per preferred share or $4,438 in aggregate. At any time on or after October 30, 2018, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series C preferred shares are not redeemed at the option of the Company in whole by October 30, 2020, the dividend rate payable on the Series C preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The first dividend of $ 1,479 on the Series C preferred shares was paid on January 30, 2014 (note 16(b)).

On April 18, 2012, the Company completed an offering of 10,000,000 common shares at a price of $6.50 per share, for net proceeds of $62,329.

Under the Company’s share-based incentive plan, 96,000 restricted share units (RSUs) were granted in 2013 at a weighted average fair value of $4.89 per share, all of which vested in 2013. There were no RSUs outstanding at the beginning or end of 2013. The Company issued 150,000 RSUs in 2012 at a weighted average grant date fair value of $3.75 per share. In 2011, the Company issued 12,000 RSUs at a weighted average grant date fair value of $9.36 per share. The total fair value of shares vested during the years ended December 31, 2013, 2012 and 2011 were $469, $974 and $987 respectively.

As at December 31, 2013, under the existing share-based incentive plan approved by the shareholders, a further 888,950 RSUs or other share-based awards may be issued in the future.

Total compensation expense recognized in 2013 amounted to $469 ($730 in 2012 and $820 in 2011). As at December 31, 2013 and 2012 all granted RSUs were vested and the compensation expense recognized.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Accumulated other comprehensive income/(loss)

In 2013, Accumulated other comprehensive income/(loss) decreased with unrealized gains from hedging financial instruments of $8,107 ($20,169 in 2012 and $17,265 in 2011) of which $7,230 ($17,996 in 2012 and $15,245 in 2011) related to unrealized gains on interest rate swaps, and $877 ($2,173 in 2012 and $2,020 in 2011) related to amortization of deferred loss on de-designated financial instruments. During 2013, unrealized losses on marketable securities was $79 (gain of $228, and $34 in 2012 and 2011, respectively), of which a gain of $89 ($95 in 2012 and nil in 2011) was realized and reclassified into earnings following the sale of the respective securities.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

Numerator

	2013	2012	2011
Net loss attributable to Tsakos Energy Navigation Limited	(37,462)	$(49,263)	$(89,496)
Preferred share dividends	(3,676)	—	—
Net loss attributable to common stock holders	$(41,138)	(49,263)	(89,496)

Denominator
Weighted average common shares outstanding	56,698,955	53,301,039	46,118,534

Basic and diluted loss per common share	$(0.73)	$(0.92)	$(1,94)

For 2013 and 2012 there were no non-vested RSUs. In 2011 the RSUs are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share.

12.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.3% of the Company’s 2013 revenue was generated by the charterer affiliated to Polaris.

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses. In addition, effective January 1, 2013 each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of Greece. These tonnage taxes for 2013 amounted to $508, and have also been included under Vessel operating expenses in the accompanying Statement of Operations.

The Company is not expected to be subject to United States Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Commitments and Contingencies

On December 10, 2013, the Company signed five new-building contracts with a major Korean owned yard in Romania for the construction of five aframax tankers at a cost of $51,220 per vessel and with expected deliveries between the second quarter of 2016 and the first quarter of 2017. As at December 31, 2013, the Company had under construction the newly signed five aframax crude oil carriers and one LNG carrier. The total contracted amount remaining to be paid for the six vessels under construction, plus the extra costs agreed as at December 31, 2013 was $426,543. Scheduled remaining payments as of December 31, 2013 were $ 82,660 payable in 2014, $ 51,692 in 2015, $ 261,459 in 2016 and $ 30,732 in 2017. In addition, under a contract to build a shuttle tanker with a Korean shipbuilding yard, agreed in 2012, an amount paid of $4,500 was paid in January 2013 as part of the first installment. However, the contract was suspended as the Company reconsidered the type of vessel to be constructed. A new proposal from the yard is being considered which includes the paid amount of $4,500, as being part of the initial payment. In case an agreement for an alternative project is not reached, the amount of $4,500 may be considered by the yard as a compensation against the Company’s default under the initial agreement and may claim additional compensation if the amount is found insufficient to cover shipyard’s losses.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2014	187,932
2015	127,484
2016	77,582
2017 to 2028	494,319

Minimum charter revenue	887,317

These amounts do not assume any off-hire.

15.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, marketable securities, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $51,698 as compared to its carrying amount of $53,243 (Note 7). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 8 above and marketable securities discussed in Note 4 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium discussed in Note 5 as at December 31, 2013 was determined through Level 2 of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2013 and 2012 are as follows:

	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	162,237	162,237	144,297	144,297
Restricted cash	9,527	9,527	16,192	16,192
Marketable securities	—	—	1,664	1,664
Investments	1,000	1,000	1,000	1,000
Debt	1,380,298	1,378,753	1,442,427	1,441,108

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations or in the balance sheet, as a component of Accumulated other comprehensive income/(loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	2,365	6,824

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	1,401	—	2,445	4,471

Subtotal		1,401	—	4,810	11,295

		Asset Derivatives		Liability Derivatives
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	3,597	6,314

	FINANCIAL INSTRUMENTS— FAIR VALUE, net of current portion	—	—	1,582	4,890

Bunker swaps	Current portion of financial instruments—Fair value	140	60	—	—

	FINANCIAL INSTRUMENTS— FAIR VALUE, net of current portion	37	45	—	—

Subtotal		177	105	5,179	11,204

Total derivatives		1,578	105	9,989	22,499

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated Other Comprehensive	Amount
Derivative	Loss on Derivative (Effective Portion)	2013	2012	2011
Interest rate swaps		(3,338)	(2,964)	(9,624)

Total		(3,338)	(2,964)	(9,624)

	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Amount
Derivative	Location	2013	2012	2011
Interest rate swaps	Depreciation expense	(144)	(122)	(117)
Interest rate swaps	Interest and finance costs, net	(11,301)	(23,010)	(26,772)

Total		(11,445)	(23,132)	(26,889)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of December 31, 2013 and 2012 was $6,789 and $14,895 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Operations

	Net Realized and Unrealized Gain	Amount
Derivative	(Loss) Recognized on Statement of Operations Location	2013	2012	2011
Interest rate swaps	Interest and finance costs, net	1,012	(1,054)	(5,352)
Bunker swaps	Interest and finance costs, net	223	783	4,260

Total		1,235	(271)	(1,092)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2013 and 2012 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2013	December 31, 2012
Interest rate swaps	(8,588)	(22,499)
Marketable Securities	—	1,664

Bunker swaps	177	105

	(8,411)	(20,730)

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2013 and 2012, using Level 2 inputs (Note 5).

Nonrecurring basis	December 31, 2013 Significant Other Observable Inputs Assets/ (Liabilities) (Level 2)	December 31, 2012 Unobservable Inputs Assets/ (Liabilities) (Level 2)
Vessels	$95,250	$28,586

	$95,250	$28,586

16.	Subsequent Events

(a)	On January 8, 2014, an amount of $25,610 was paid as the first installment for the construction of the five aframax tankers under construction.

(b)	On January 30, 2014, the Company paid $0.50 per share for its 8.00% Series B Preferred Shares and $0.73958 per share for its 8.875% Series C Preferred Shares.

(c)	On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $82,678.

(d)	On February 26, 2014, the Company signed four new building contracts with a Korean owned yard in Romania for the construction of four aframax crude carriers. On March 4, 2014 the charterer exercised the option to charter those vessels for periods ranging from five to twelve years. On March 18, 2014, an amount of $20,688 was paid as the first installment for the construction of those vessels.

(e)	On March 17, 2014, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share of common stock outstanding to be paid on May 22, 2014 to shareholders of record as of May 19, 2014.

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**LISTED**
**NYSE**

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# TEN LTD
## TSAKOS ENERGY NAVIGATION LTD

THE TSAKOS GROUP

TCM
FLEET TECHNICAL MANAGER

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TNP
LISTED
NYSE
TEN LTD
TSAKOS ENERGY NAVIGATION LTD
Megaron Makedonia
367, Syngrou Ave. 175 64 Athens, Greece
Tel:+ (30) 210 94 07 710 | Fax: + (30) 210 94 07 716
www.tenn.gr | e-mail: ten@tenn.gr
THE TSAKOS GROUP
FLEET TECHNICAL MANAGER
www.artindesign.gr